
07003662

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
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| SEC FILE NUMBER |
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| 8 - 41386 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Joseph Gunnar & Co., LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

PROCESSED
APR 2 7 2007
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street 11th floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer 561-784-8922
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name -- *if individual, state last, first, middle name*)

100 Jericho Quadrangle (Address) Jericho (City) NY (State) 11753 (Zip Code)

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH. D.C. 202 SECTION

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

JOSEPH GUNNAR & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

JOSEPH GUNNAR & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

# CONTENTS

## OATH OR AFFIRMATION

I, Joseph A. Alagna, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Gunnar & Co., LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & CEO

Title

Notary Public

ABNER J. ZALAZNICK
Notary Public, State of New York
No. 31-01ZA4853922
Qualified in New York County
Commission Expires Feb. 24, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SCHNEIDER & ASSOCIATES LLP**
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

# REPORT OF INDEPENDENT AUDITORS

Joseph Gunnar & Co., LLC
New York, New York

We have audited the accompanying statement of financial condition of Joseph Gunnar & Co., LLC as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2006, in conformity with accounting principles generally accepted in the United States.



Jericho, New York
February 12, 2007



BDO SEIDMAN ALLIANCE An Independent Member of the BDO Seidman Alliance

JOSEPH GUNNAR & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

| | |
|---|---|
| Cash | $ 318,783 |
| Securities owned, at market value | 62,327 |
| Receivables: | |
| Due from clearing broker | 1,348,514 |
| Due from registered representatives | 202,919 |
| Other receivables | 99,427 |
| Prepaid expenses | 92,713 |
| Property and equipment, net of accumulated depreciation and amortization of $1,439,587 | 369,530 |
| Security deposit | 15,000 |
| Total assets | $2,509,213 |

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

| | |
|---|---|
| Commissions payable | $ 779,411 |
| Accounts payable and accrued expenses | 660,671 |
| Capital lease payable | 8,415 |
| Due to parent | 34,112 |
| Total liabilities | 1,482,609 |
| COMMITMENTS AND CONTINGENCIES - SEE NOTES | |
| MEMBERS' EQUITY | 1,026,604 |
| Total liabilities and members' equity | $2,509,213 |

The accompanying notes are an integral part of these financial statements.

JOSEPH GUNNAR & CO., LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION

Joseph Gunnar & Co., LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. The Company is wholly-owned by Joseph Gunnar Holding Co., LLC ("JGH").

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a trade-date basis. Investment banking revenues include gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial consulting services.

Marketable securities owned consist entirely of publicly traded equities, and are carried at quoted market prices with unrealized gains and losses reflected in income.

Depreciation of equipment is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 3 - DUE FROM CLEARING BROKER

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the Company securities and cash balances.

These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing broker.

The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody.

## NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

| | | Estimated Useful Life |
|---|---|---|
| Office furniture and equipment | $1,129,984 | 5 to 7 years |
| Equipment under capital lease | 11,895 | Term of lease |
| Leasehold improvements | 667,237 | Term of lease |
| | 1,809,116 | |
| Less: Accumulated depreciation | 1,439,586 | |
| | $ 369,530 | |

## NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating leases

The Company is obligated under various equipment leases and an office lease. Pursuant to the office lease, the Company is responsible for its annual share of real property taxes and other operating expenses. The Company's CEO/managing member has issued a limited personal guarantee of certain office lease obligations.

Following is a summary of future minimum lease payments:

| Year ended December 31, | |
|---|---|
| 2007 | $ 502,624 |
| 2008 | 492,682 |
| 2009 | 492,682 |
| 2010 | 369,512 |
| Total | $1,857,500 |

Capital lease

The Company leases certain equipment under a capital lease. Future minimum lease payments under the capital lease as of December 31, 2006 are as follows:

| Year ending December 31, | |
|---|---|
| 2007 | $4,782 |
| 2008 | 4,782 |
| | 9,564 |
| Less: Amount representing interest | 1,149 |
| Present value of minimum lease payments | $8,415 |

Legal matters

The Company is a respondent in various legal actions incidental to its securities business. These cases allege violations of various securities rules, and claim damages plus the recovery of legal fees and other costs. While litigation is subject to many uncertainties, and the ultimate resolution, range of loss, and impact on operating results and financial condition cannot be reasonably estimated, management believes, based upon its understanding of the facts and circumstances of each matter in consultation with defense counsel, that it has meritorious defenses in all cases and intends to defend such cases vigorously.

## NOTE 6 - INCOME TAXES

As a single member LLC, the Company files income tax returns in combination with JGH. The combined entity is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The combined entity is subject to New York City Unincorporated Business Tax on taxable profits. The members of JGH report their proportionate share of membership taxable income or loss in their respective income tax returns.

## NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counterparty fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company places its cash in commercial checking accounts and uninsured money market funds. Bank balances may from time to time exceed federally insured limits.

## NOTE 8 - 401(k) PLAN

The Company offers a 401(k) retirement plan, which allows eligible employees to allocate up to 15% of their pre-tax earnings to the plan. The Company, at its option, may make matching contributions of up to $500 per participant during the plan year.

## NOTE 9 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $342,308, which exceeded its requirement of $100,000 by $242,308. The ratio of aggregate indebtedness to net capital was 4.02 to 1.

END